BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B. [redacted]

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

07028087

SUPPL

November 6, 2007

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

PROCESSED
NOV 20 2007
THOMSON
FINANCIAL

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 17, 2007:

A. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.

B. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

C. Copies of news releases issued during the relevant period.

D. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

11/19

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

BERUSCHI & COMPANY
Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

November 6, 2007

ACKNOWLEDGED RECEIPT THIS
____ DAY OF__________, 20____

BY:______________________

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

Re: ULTRA URANIUM CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1669

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 17, 2007:

A. Unaudited Financial Statements and accompanying MD&A

- copy of unaudited financial statements for the period ended June 30, 2007 with relevant MD&A.

B. Copies of Forms 52-109F2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

C. Copies of news releases issued during the relevant period.

D. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

#82-1669

ULTRA URANIUM CORP.

(formerly BUCK LAKE VENTURES LTD.)

INTERIM FINANCIAL STATEMENTS

June 30, 2007

(Unaudited - Prepared by Management)

ULTRA URANIUM CORP.

JUNE 30, 2007

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements; they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

ULTRA URANIUM CORP.
INTERIM BALANCE SHEETS

ASSETS

	June 30, 2007 (Unaudited)	December 31, 2006 (Audited)
Current		
Cash	$ 3,720,816	$ 311,740
Share subscription receivable	42,000	100,000
GST receivable	77,489	37,675
Marketable securities	6,000	6,000
Prepaid expense and advances	138,689	7,373
	3,984,994	462,788
Equipment– Note 4	9,520	9,143
Resource property costs – Note 2	1,986,989	1,628,424
	$ 5,981,503	$ 2,100,355

LIABILITIES

Current		
Accounts payable and accrued liabilities	$ 348,165	$ 635,105
Due to related parties – Note 5	25,257	185,507
Loans payable	1,246	11,246
	374,668	831,858

SHAREHOLDERS' EQUITY (DEFICIENCY)

Share capital – Note 3	$ 13,558,701	$ 8,228,654
Share subscriptions	-	326,000
Contributed surplus – Note 3	1,067,243	682,262
Deficit	(9,019,109)	(7,968,419)
	5,606,835	1,268,497
	$ 5,981,503	$ 2,100,355

APPROVED BY DIRECTORS:

"Raymond W. Roland" Director *"Douglas B. Brooks"* Director

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM STATEMENT OF DEFICIT
(Unaudited - Prepared by Management)

	Six months ended June 30,	
	2007	2006
DEFICIT, BEGINNING OF THE PERIOD	$ 7,968,419	$ 7,058,048
NET LOSS	1,050,690	277,388
DEFICIT, END OF THE PERIOD	$ 9,019,109	$ 7,335,436

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited – Prepared by Management)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Administrative Expenses				
Amortization	$ **546**	$ 630	$ **1,091**	$ 1,260
Consulting	**177,874**	9,000	**217,141**	18,000
Interest	**3,146**	16,693	**8,914**	39,035
Investor relations	**18,000**	-	**36,000**	-
Financing costs	**31,988**	-	**56,969**	-
Filing fees	**7,495**	8,482	**33,729**	12,218
Professional fees	**56,249**	15,333	**108,558**	27,196
Property investigation costs	**24,546**	-	**24,546**	-
Office and miscellaneous	**17,745**	27,774	**26,864**	31,094
Management fees – Note 5	**25,500**	16,500	**33,000**	33,000
Media advertising	**7,915**	-	**14,199**	-
Rent	**10,500**	16,481	**21,000**	26,981
Shareholder communications	**14,955**	10,182	**21,366**	10,182
Trade show and conference attendance	**17,233**	-	**26,237**	-
Transfer agent	**1,385**	3,850	**7,658**	5,746
Travel	**12,737**	2,231	**30,180**	2,571
Net loss before other items	**(427,814)**	(127,156)	**(667,452)**	(207,283)
Other items				
Interest and miscellaneous income	**1,743**	-	**1,743**	-
Non-cash compensation charge – Note 3	**-**	(70,105)	**(384,981)**	(70,105)
Net loss for the period	**$ (426,071)**	$ (197,261)	**$(1,050,690)**	$ (277,388)
Loss per share	$ **0.04**	$ 0.01	$ **0.09**	$ 0.01

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Operating Activities				
Net loss for the period	**$ (426,071)**	$ (197,261)	**$ (1,050,690)**	$ (277,388)
Add (deduct) items not affecting cash:				
Amortization	**546**	630	**1,091**	1,260
Non-cash compensation charge	**-**	70,105	**384,981**	70,105
	(425,525)	(126,526)	**(664,618)**	(206,023)
Changes in non-cash working capital balances related to operations:				
GST receivable	**(27,951)**	(7,404)	**(39,814)**	(11,280)
Prepaid expense	**(116,271)**	-	**(131,316)**	-
Accounts payable	**(95,035)**	(480,816)	**(286,940)**	(424,430)
Due to related parties	**(8,880)**	(330,760)	**(160,250)**	(312,233)
	(673,662)	(945,506)	**(1,282,938)**	(953,966)
Investing Activities				
Acquisition of resource properties	**(60,000)**	(5,000)	**(60,000)**	(10,000)
Deferred exploration costs	**-**	-	**(27,315)**	(5,777)
Equipment purchased	**-**		**(1,468)**	-
	(60,000)	(5,000)	**(88,783)**	(15.777)
Financing Activities				
Issuance of common shares for cash, net	**(215,475)**	1,305,000	**5,058,797**	1,305,000
Share subscriptions receivable	**42,000**	25,000	**58,000**	36,400
Share subscriptions	**-**	(73,350)	**(326,000)**	(73,350)
Advances payable	**-**	600	**-**	1,135
Loans payable	**(10,000)**	(60,000)	**(10,000)**	(47,861)
	(183,475)	1,197,250	**4,780,797**	1,221,324
Increase (Decrease) in cash during the period	**(917,137)**	246,744	**3,409,076**	251,581
Cash, beginning of the period	**4,637,953**	5,072	**311,740**	235
Cash, end of the period	**$ 3,720,816**	$ 251,816	**$ 3,720,816**	$ 251,816

Non-cash transaction – Note 6

SEE ACCOMPANYING NOTES

ULTRA URANIUM CORP.
NOTES TO THE FINANCIAL STATEMENTS
For the six months ended June 30, 2007
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim six month financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as Ultra's December 31, 2006 financial statements. It is suggested that these interim financial statements be read in conjunction with Ultra's annual December 31, 2006 financial statements.

Note 2 Resource Properties

Title to resource properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequent ambiguous conveyancing history characteristic of many resource properties. Ultra has investigated title to all of its resource properties and, to the best of its knowledge, title to all of its properties are in good standing. However, this should not be construed as a guarantee to title. The properties may be subject to prior claims, agreements or transfer and rights of ownership may have undetected defects.

1. Kalnica-Selec Claims

By an agreement dated June 28, 2005 with the Slovak government, Ultra has been granted the right to carry out exploration activities in an area referred to as the Kalnica-Selec property located in Western Slovakia. Ulra is required to, and is in the process of establishing a subsidiary in Slovakia to hold the claims, which are valid for a period of four years.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

- SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341);
- 87,000 by September 22, 2006 (paid subsequent to December 31, 2006, Canadian equivalent $3,750);
- 87,000 by September 22, 2007; and
- 87,000 by September 22, 2008.

SKK 348,000

On June 28, 2007 Ultra was granted an additional licence on property areas to the south and southwest of the existing Kalnica-Selec license. The new area, called Horka and Vahom (little mountain above the river), contains several positive historical drill holes which have reportedly assayed for uranium. The Ministry of Environment of the Slovak Republic granted the license over property areas totaling 12.9 square kilometres.

Note 2 Resource Properties – Cont'd

1. Kalnica-Selec Claims

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

During the six months ended June 30, 2007, Ultra expended $27,315 on exploration expenditures. Total exploration expenditures as at June 30, 2007, amounted to $208,089 and acquisition cost $82,091 for total expenditures on the property to date of $290,180.

2. Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

Note 2 Resource Properties – Cont'd

2. Orbit Lake Group Claims – Saskatchewan Cont'd

Ultra may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formalized. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

3. Gwyn Lake Claims

By an option agreement dated June 16, 2003, and amended September 1, 2005 and April 20, 2007, Ultra has the option to earn a 100% interest in the Gwyn Lake claims located in the Thunder Bay Mining District of Ontario. Consideration is the issue of 150,000 pre-consolidation common shares and 80,000 post-consolidation common shares, cash of $75,000, and by incurring a minimum of $150,000 in exploration expenditures as follows:

Common Shares (Pre-consolidation):

20,000	upon TSX approval of the options agreement (issued);
30,000	by September 30, 2003 (issued);
50,000	by September 30, 2004 (issued);
50,000	per September 1, 2005 amendment (issued); and
80,000	(post-consolidation) by April 30, 2007.
230,000	

Cash Payments:

$ 5,000	by September 1, 2003 (paid);
5,000	by September 1, 2004 (paid);
10,000	by April 20, 2007;
10,000	by September 1, 2008; and
45,000	by September 1, 2009.
$ 75,000	

Note 2 Resource Properties – Cont'd

3. Gwyn Lake Claims – Cont'd

Exploration Expenditures:

Ultra must incur a minimum of $80,000 in exploration expenditures by December 2, 2007.

The agreement is subject to a 1% net smelter return royalty. Half of the net smelter return royalty may be purchased at any time for $500,000.

By an option agreement dated April 20, 2007 Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

During the six months ended June 30, 2007, Ultra expended $Nil on exploration expenditures. Total exploration expenditures as at June 30, 2007, amounted to $99,751 and acquisition cost $104,350 for total expenditures on the property to date of $204,101.

4. Buck Lake Claims

By an option agreement dated March 17, 1998, and amended February 3, 1999, October 8, 2003, January 21, 2005 and December 22, 2006, Ultra has the option to earn a 100% interest in the Buck Lake claims located in the Thunder Bay Mining Division of Ontario for consideration of 576,664 common shares, a minimum of $150,000 in exploration expenditures (incurred) and property payments as follows

Common Shares:

i) 33,332 (pre-consolidation) common shares at completion of a first phase exploration program (issued);

ii) 150,000 (pre-consolidation) common shares upon TSX approval of October 8, 2003 amending agreement (issued);

iii) 100,000 (pre-consolidation) common shares upon TSX approval of January 21, 2005 amending agreement (issued);

iv) 100,000 (pre-consolidation) common shares by January 31, 2006 (issued);

Note 2 Resource Properties – Cont'd

4. Buck Lake Claims – Cont'd

Common Shares – Cont'd

v) 16,666 (pre-consolidation) common shares when a second phase exploration program is completed and a technical report recommending a third phase of exploration work is accepted for filing by the TSX;

vi) 16,666 (pre-consolidation) common shares when a third phase exploration program is completed and a technical report recommending a fourth phase of exploration work is accepted for filing by the TSX;

vii) 160,000 (post consolidation) common shares in lieu of cash payments of $150,000 due January 31, 2007 (issued)

Cash Payments:

i) $65,000 by November 30, 2001 (paid);
ii) $35,000 by November 30, 2002 (paid);
iii) $20,000 by January 2, 2004 (paid);
iv) $10,000 by January 26, 2005 (paid);
v) $10,000 by January 31, 2006 (paid); and

The agreement is subject to a 2.5% net smelter return royalty. One-half of this royalty may be purchased at any time for $500,000.

During the six months ended June 30, 2007, Ultra expended $Nil on exploration expenditures. Total exploration expenditures as at June 30, 2007, amounted to $930,800 and acquisition cost $416,000 for total expenditures on the property to date of $1,346,800.

5. East Dog River

By an option agreement dated September 21, 2001, Ultra acquired a 100% interest in the East Dog River claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of Ultra valued at $7,500. The agreement is subject to a 2% net smelter return royalty. Ultra may purchase one-half of the 2% net smelter return royalty for $500,000. These claims have been written down to $1, the estimated recoverable amount.

6. Mirage Lake Claims

By an option agreement dated September 21, 2001, the Company acquired a 100% interest in the Mirage Lake claims located in the Thunder Bay Mining Division of Ontario for a cash payment of $5,000 and the issuance of 30,000 common shares of Ultra valued at $7,500. The agreement is subject to a 2% net smelter return royalty. Ultra may purchase one-half of the 2% net smelter return royalty for $500,000.

Note 2 Resource Properties – Cont'd

Mirage Lake Claims

During the six months ended June 30, 2007, Ultra expended $Nil on exploration expenditures. Total exploration expenditures as at June 30, 2007, amounted to $30,157 and acquisition cost $12,500 for total expenditures on the property to date of $42,657.

7. European Acquisition Program

By an agreement announced on April 26, 2007, Ultra has agreed to acquire Xyquest Mining Corp.'s uranium property acquisition program for two European nations.

Xyquest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties.

In furtherance of the acquisition Ultra intends to acquire property interests in the two countries including filing for exploration and development rights for property areas with historical uranium.

The application areas have been targeted based on historical reports and information that suggest uranium remains on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

Ultra will finance the applications and operations using Xyquest's technical assistance and European-based professionals.

Upon granting of the exploration and development rights Ultra will issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. Ultra will have the right to issue a lesser number of shares for a smaller interest in any particular property. Ultra will also make a one-time payment of $283,000 to Xyquest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. Xyquest will retain marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

Xyquest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec uranium property in Slovakia. The agreement is subject to acceptance for filing by the TSX-V.

Note 3 Share Capital

(a) Authorized:
Effective May 11, 2007, Ultra's authorized share capital was changed to an unlimited number of common shares without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,664**	**$**	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)
Balance, September 30, 2006		12,293,664	$	8,228,654
Issued for cash				
Pursuant to private placements	- at $0.25	2,720,000		680,000
Pursuant to private placements	- at $1.20	3,000,000		3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000		894,784
Pursuant to exercise of options	- at $0.40	466,300		186,520
Issued for resource properties	- at $0.94	160,000		150,000
Issued for resource properties	- at $0.85	80,000		68,000
Issued for resource properties	- at $0.71	75,000		53,250
Issued for finders fees	- at $1.20	82,499		98,999
Share issue costs		-		(401,506)
Balance, June 30, 2007		21,548,463	$	13,558,701

c) Private placements

i) Ultra issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.335 per share for two years. Finders' fees of $132,600 was payable in cash with respect to the above-noted issuance of the shares issued during the period

ii) Ultra issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, Ultra may give notice to the account holders, in which case the expiry date will be 25 days from notice. Ultra paid finders' fees of $100,000 and 82,499

Note 3 Share Capital – (Cont'd)

d) Commitments:

units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

i) Stock-based Compensation Plan

Ultra has granted share purchase options to directors and employees to purchase common shares of Ultra. These options are granted with an exercise price equal to the market price of Ultra's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2007, and June 30, 2006 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, Jun 30, 2006	466,300	$0.40
Granted	722,066	$0.40
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2006	1,178,366	$0.40
Granted	1,046,930	$1.20
Exercised	(466,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, June 30, 2007	1,558,996	$0.83

At June 30, 2007, Ultra had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended June 30, 2007, Ultra recorded a non-cash compensation charge of $384,981 (2006: $70,105) upon the issuance of 1,046,930 (2006: 466,300) stock options.

The weighted average fair value of the options was $0.37 (2006: $0.15) per share.

The fair value of share options for the period ended June 30, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

Note 3 Share Capital – (Cont'd)

	2007	2006
Risk-free interest rate	4.42%	3.75%
Dividend yield	-	-
Expected stock price volatility	149.28%	81.92%
Weighted average expected stock option life	2 years	2 years

ii) Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of period	10,877,332	$0.76

Details of share purchase warrants outstanding at June 30, 2007, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009
125,833	$1.45	February 1, 2009
10,877,332		

Note 4 Capital Assets

	June 30, 2007			June 30, 2006
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 10,401	$ 7,936	$ 2,465	$ 1,583
Furniture and fixtures	16,585	12,184	4,401	5,502
Office equipment	10,000	7,346	2,654	3,318
	$ 36,986	$ 27,466	$ 9,520	$ 10,403

Note 5 Related Party Transactions

Ultra was charged the following amounts by directors of the company or companies with directors in common:

	Six months ended June 30, 2007	2006
Management fees	$ 18,000	$ 18,000
Travel	18,417	382
Office services and expenses	1,690	875
Deferred exploration costs – geological travelling	-	4,045
	$ 38,107	$ 23,302

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

At June 30, 2007, marketable securities include $6,000 (2006: $8,000) in shares of companies with common directors.

At June 30, 2007, amounts due to related parties of $25,257 (2006: $524,132) are due to directors or officers of Ultra or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to the company.

Note 6 Non–cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statement of cash flows. During the six months ended June 30, 2007, Ultra issued 160,000 common shares at $0.94 per share totalling $150,000, 80,000 common shares at $0.85 per share totalling $68,000 and 75,000 common shares at $0.71 per share totalling $53,250 as option payments with respect to the Buck Lake Property, Gwyn Lake Properties and Orbit Lake Properties respectively.

Note 7 Commitments

By an agreement dated October 30, 2006, Ultra agreed to pay $6,000 per month for a minimum of six months for investor relation services. After six months, the agreement may be terminated upon 30 days' notice. As part of the agreement, Ultra granted share purchase options to acquire 150,000 shares at $0.40 per share, which are included in share purchase options outstanding at June 30, 2007.

Note 8 Subsequent Events - None

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

BACKGROUND

The following discussion and analysis, prepared as of August 15, 2007, should be read together with the unaudited interim financial statements for the six months ended June 30, 2007 and 2006 and related notes attached and the audited financial statements for the year ended December 31, 2006 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the six-month period ended June 30, 2007 and 2006 is prepared as of, and contains disclosure of material changes occurring up to and including, August 15, 2007.

Additional information related to Ultra Uranium Corp. ("Ultra") is available for view on SEDAR at www.sedar.com.

OVERVIEW

Ultra Uranium Corp. is a mining exploration company. Ultra's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "ULU".

On May 11, 2006, Ultra changed its name from Buck Lake Ventures Ltd. to Ultra Uranium Corp. and consolidated its capital on a 1:5 basis. Effective May 11, 2006, the common shares of Ultra Uranium Corp. commenced trading on the TSX Venture Exchange.

Ultra's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

During the year ended December 31, 2005, Ultra acquired the right to explore the Kalnica-Selec uranium property in Slovakia. During the period Ultra applied for and received permission to explore additional property immediately south and southwest of the original Kalnica-Selec licences.

Ultra is actively seeking to acquire interests in resource exploration properties. In addition to its main property in Slovakia, during the past several years Ultra has been exploring several properties with Platinum Group Element (PGE) mineralization near Thunder Bay, Ontario.

Ultra is actively reviewing several gold and silver properties in Canada and uranium properties in Eastern Europe for acquisition and subsequent exploration.

During the period under review Ultra entered into an agreement to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations.

Also during the period under review Ultra acquired an option to earn up to a 65% interest in the Orbit Lake Group of claims in the Northern Mining District of Saskatchewan. Upon earning a 65% interest in the Orbit Lake properties Ultra would then have the right to earn a 65% interest in the adjoining Crackingstone property.

As well, during the period under review Ultra acquired an option to earn a 100% interest in nine additional mineral claims adjacent to Ultra's existing Gwyn Lake property holdings.

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

MINERAL PROPERTIES

Kalnica-Selec Uranium Project –Slovakia

During fiscal 2005 Ultra acquired the Kalnica-Selec Uranium Project located in western Slovakia by filing an application with the Slovakian Government. This application was approved by the Slovakian Government and Ultra received official documentation in May 2006 accepting Ultra's application for exploration of the Kalnica-Selec Uranium Project. Ultra is required to, and has established a subsidiary to hold the claims, which are valid for a period of four years.

The Kalnica-Selec Uranium Project is located in the Povazsky Inovec Mountains of western Slovakia and comprises 28.91 square kilometers. The project is located within an area targeted for uranium exploration since the 1960's.

The area received widespread airborne and ground geophysics which confirmed the presence of radiometric anomalies in the region. The Kalnica-Selec Project area was further targeted to receive additional work based on the positive identification of radioactive anomalies.

Ultra is required to pay the following annual fees (in Slovak Koruna) under the agreement in order to maintain its' annual exploration rights:

SKK 87,000 by September 22, 2005 (paid, Canadian equivalent $3,341)
SKK 87,000 by September 22, 2006 (paid, Canadian equivalent $3,750)
SKK 87,000 by September 22, 2007
SKK 87,000 by September 22, 2008

SKK 348,000

On October 1, 2005, Ultra signed an agreement with a private company and granted that company a royalty (net of taxes to the Slovakian government) as follows:

a) $2 per pound for uranium sold for $35/lb or less;
b) $3 per pound from $35/lb to $50/lb or less;
c) $4 per pound from $50/lb to $65/lb or less;
d) $5 per pound from $65/lb to $75/lb or less; and
e) Rising $1 per pound every $10/lb increment thereafter.

All other metals will be subject to a 1.5% NSR royalty.

In addition, Ultra agreed to pay the private company $75,000 (paid) for its services to identify and assist with the acquisition of this project.

From the 1960's to the 1980's the government Geological Survey continued work on the Kalnica-Selec Uranium Project area which included mapping, airborne and ground geophysics, pitting/trenching, drilling and tunnel driving.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

Of notable significance is the delineation of the Prostredna dolina anomaly reported in Geological Survey literature to contain two notable mineralized beds, bed I and II. The two beds, hosted within various lithologies related to rhyolite volcanism and associated sedimentary strata, contain two different mineralization styles, stratiform uranium and hydrothermal carbonate-quartz veins.

Reported grades from the Prostredna dolina anomaly range from 0.13 to 0.142 percent uranium within sandstone hosted mineralization. Discontinuous chip samples within trenches dug in the area reportedly retuned from 0.027 to 0.827 percent uranium with up to 5 percent copper within sandstone, conglomerate and tuffitic strata.

Historic literature reports test-mining within the project area. Values from this work were checked against all the historic data currently available to Ultra. Geologists have interpreted and translated historic data to identify targets for a work program.

On September 30, 2005 Ultra announced that it had mobilized crews to begin uranium exploration work on its 100% owned Kalnica-Selec Uranium Project located in the Povazsky Inovec Mountains of Western Slovakia.

The 2005 work program included a ground radiometric survey, geological mapping and minor lithogeochemical sampling within a grid overlying the southern portion of the 2,900 hectare property. Grid lines were spaced 250 meters apart and radiometric readings were taken at 25 metre intervals.

Results from the 2005 work program show several large near-surface radioactive anomalies throughout the survey area and confirm the presence of near surface uranium mineralization.

Coincident mapping during the survey confirmed the presence of uranium bearing mineralization in the form of pitchblende and bannerite. The highest radioactivity values were measured in the Permian silicic, volcano-sedimentary rocks including sandstone, shale, rhyolite and rhyodacite which further supports the historic data. The work program also located three old adits further confirming reports of uranium mining occurring from the 1960's to the 1980's.

The radiometric survey was conducted using a calibrated GS-256 Gamma Spectrometer, which measures gamma ray radioactivity levels and converts these levels to metal content including uranium in parts per million, thorium in parts per million and potassium in percent values. All readings from the survey were plotted and digital maps were produced for each element.

The uranium gamma map shows several north-northeast trending anomalies, which exceed the area's background radiation levels by two to six times. The Kalnica anomaly, located in the southwestern portion of the property, measures 600 by 700 meters and is still open to the south, west and northwest. There is a large zone of silicification that parallels the regional geological trends and appears to overlie the Permian volcano-sedimentary rocks in the eastern part of the surveyed grid where no anomaly was recorded. This very low radioactive silicic unit is interpreted to overlie and possibly mask the volcano-sedimentary rock that hosts the Kalnica uranium anomaly.

Another anomalous zone, dubbed the Selec anomaly, occurs to the northeast of the Kalnica anomaly and measures approximately 400 meters by 400 meters. These two anomalous zones are separated by a string of less intense radioactive anomalies trending in a northeasterly direction, parallel to the general regional structure in the area.

Kalnica-Selec Uranium Project –Slovakia – (Cont'd)

During fiscal 2006, Ultra's consulting geologist completed additional radiometric surveys at Kelnica-Selec in compliance with current exploration expenditure requirements of the Slovak government.

During the year ended December 31, 2006, Ultra had expended $180,774 on exploration expenditures.

On January 31, 2007, Ultra filed for additional ground immediately adjacent to the Kalnica-Selec property. This additional ground is considered to be highly prospective for additional uranium potential. The new property area has several drill holes that have intersected uranium mineralization.

On February 13, 2007, Ultra received a National Instrument 43-101-compliant technical report on the Kalnica-Selec uranium, authored by independent geologist Dr. Bohumil (Boris) Molak, PhD, PGeo (British Columbia), a qualified person under National Instrument 43-101.

Ultra filed a 43-101 report on the Kalnica-Selec property and Ultra's geologists believe that an initial drill program of approximately 4,000 metres, consisting of confirmation, fill-in and limited step-out drilling within and outside of the historic grid would confirm historic results and provide new data for a 43-101-compliant uranium resource estimate. If successful, the program would add to the historical resource calculations from both existing exploration results that were not included in the prior calculations and extension of mineralized areas.

In April 2007, Ultra announced it had filed for drilling permits on the Kalnica-Selec uranium property in Western Slovakia.

On June 28, 2007 Ultra was granted an additional licence on property areas to the south and southwest of the existing Kalnica-Selec license. The new area, called Horka and Vahom (little mountain above the river), contains several positive historical drill holes which have reportedly assayed for uranium. The Ministry of Environment of the Slovak Republic granted the license over property areas totaling 12.9 square kilometres.

Regional geology suggests that the new license areas are highly prospective for further uranium mineralization, in particular the new area lying immediately south of the Kalnica-Selec license may contain extensions of the Krajna Dolina uranium mineralized zone on Kalnica-Selec.

The Krajna Dolina mineralized zone is one of three mineralized zones on Ultra's Kalnica-Selec uranium property. Krajna Dolina alone has a historic inferred resource estimated at more than 4.1 million pounds of U308 as calculated by the former government's Uranovy Prieskum State Enterprise which conducted extensive exploration and development programs on the three known mineralized zones at Kalnica-Selec in the 1970s and early 1980s.

During the six months ended June 30, 2007, Ultra expended $27,315 on exploration expenditures. Total exploration expenditures as at June 30, 2007, amounted to $208,089 and acquisition cost $82,091 for total expenditures on the property to date of $290,180.

Dr. Bohumil Molak, P.Geo, is the qualified person for this project.

Orbit Lake Group Claims - Saskatchewan

By an option agreement dated April 16, 2007, Ultra has the option to earn up to a 65% interest in the Orbit Lake Group claims located in the Northern Mining District of Saskatchewan in consideration for the payment of $150,000, the issuance of 175,000 common shares of Ultra and by incurring $2,000,000 in exploration expenditures as follows:

Cash Payments:

	Shares	Issued	Cash	Paid
Upon TSX approval of the option agreement	75,000	June 8, 2007	$50,000	June 25, 2007
On or before the first anniversary TSX approval	50,000		50,000	
On or before the second anniversary of TSX approval	50,000		50,000	
	175,000		$150,000	

Exploration Expenditures:

Ultra must incur a total of $2,000,000 in exploration expenditures over three years with a minimum of $300,000 to be incurred before December 31, 2007.

Ultra may delay exploration expenses to be incurred by it by 18 months by making a one-time payment of $100,000 in common shares or cash.

This agreement is subject to a 2% net smelter return royalty. Ultra may purchase one half of the net smelter return royalty for $500,000.

Upon earning a 65-per-cent interest in the Orbit Lake group, a joint venture agreement will be formalized. Ultra will have the right to earn a 65-per-cent interest in the Crackingstone property if Ultra incurs three times the amount of exploration expenditures already incurred by the optionors on the Crackingstone property within four years of receipt of giving the optionors notice in writing of its intention to attain its interest. Ultra's right to earn into the Crackingstone property is exercisable for a period of one year after the latest date for the issuer to earn its interest in the Orbit Lake group.

This agreement was accepted for filing by the TSX Venture Exchange on June 6, 2007.

Buck Lake Project Claims – Ontario

HISTORICAL

The Lac des Iles area near Thunder Bay, Ontario hosts North American Palladium's Lac des Iles Palladium Mine. This mine is the only producing palladium mine in Canada and one of only two producing palladium mines in North America. Ultra considers the area to be highly prospective for PGE mineralization and an excellent area to conduct exploration. PGE mineralization in the Lac des Iles area, including the Lac des Iles Mine, is found within Archean mafic to ultramafic intrusions which form a circular structure approximately 30 km in diameter. This circular structure hosts several PGE occurrences including the Lac des Iles Intrusive Complex which contains the Lac des Iles Mine, the Buck Lake Intrusion, the Tib Lake Intrusion, the Wakinoo Lake Intrusion and the Dog River Intrusion. The Bo Lake Property is also located near this structure.

Buck Lake Project Claims – Ontario – Cont'd

The Buck Lake Project is located approximately 27 kilometres west of the Lac des Iles Palladium Mine and 100 km north of Thunder Bay, Ontario along the western edge of the circular structure. The Buck Lake Project consists of 119 claim units.

The Lac des Iles Deposit is one of the largest of its type in the world and confirms the potential of north-western Ontario, and the Lac des Iles area in particular, as an excellent geological environment for finding additional large Platinum Group Element (PGE) deposits.

The Buck Lake Property is partially underlain by the Buck Lake Intrusion which is geologically similar to the Lac des Iles Intrusion which hosts the Lac Des Iles Mine. An exploration program of prospecting, geological mapping, geochemical sampling and trenching during May to October, 2000, followed-up on the initial PGE discovery by a local Thunder Bay prospector. This initial discovery yielded up to 2.03 g/t Platinum and 2.78 g/t Palladium. Subsequent clearing and partial sampling of the discovery area has returned samples up to 8.36 g/t Palladium+Platinum+Gold within a zone of brecciation. Most of the samples represent weathered rock. Samples collected from 'freshly' blasted pits yielded up to 2.82 g/t Platinum, 31.6g/t Palladium, 1.53% Copper and 9.96% Nickel.

Trenching at the discovery area resulted in surface Platinum and Palladium mineralization to be much more extensive than first thought. Prospecting has also discovered a new PGE occurrence located approximately 250 metres west-southwest of the original PGE discovery. Grab samples of weathered rock collected from this second discovery yielded up to 1.00 g/t Platinum + Palladium.

Ultra optioned the initial claims from two prospectors. The amended terms of the property agreement include Ultra paying to the prospectors $290,000 over five years, issuing to the prospectors 416,664 common shares and funding $150,000 in exploration expenditures over 2 years. The prospectors hold a 2.5% NSR royalty, half of which Ultra may purchase for $500,000. Ultra has completed the exploration expenditure requirements called for in the property Option Agreement, having incurred in excess of $500,000 in exploration on this property.

During the year ended December 31, 2005, Ultra entered into an amending agreement with respect to its Buck Lake property. Pursuant to the terms of the amending agreement, in consideration of a cash payment of $20,000.00 and the issuance of 200,000 common shares of Ultra to the optionors, the final $150,000.00 cash payment due to the optionors on November 30, 2003 has been deferred to January 31, 2007. The amending agreement was accepted for filing by TSX Venture Exchange and Ultra issued 100,000 common shares to the property optionors; the remaining 100,000 common shares were issued on February 20, 2006.

During fiscal 2006, Ultra expended $10,000 in cash and issued 150,000 common shares on property option payments.

On January 10, 2007, Ultra agreed to exercise its option to purchase a 100-per-cent interest in the Buck Lake platinum, palladium, nickel and copper property. The Buck Lake property is located near North American Palladium Ltd.'s Lac des Iles palladium mine, approximately 100 kilometres northwest of Thunder Bay, Ont., Canada.

On January 24, 2007, The TSX Venture Exchange accepted for filing a mineral property amending agreement dated Dec. 22, 2006, between William J. Richmond, William D. Morehouse (the optionors) and Ultra with respect to the acquisition of the Buck Lake property that was originally accepted for filing by the exchange on April 17, 1998, and subsequently extended and accepted for filing on Dec 10,

Buck Lake Project Claims – Ontario – Cont'd

2003, and March 2, 2005. The optionors have accepted 160,000 common shares (issued) of the issuer in lieu of the final $150,000 cash payment due January 31, 2007. There were no exploration expenditures during the current quarter.

Gwyn Lake Gold Property –Ontario

HISTORICAL

On June 16, 2003 Ultra entered into an agreement for the acquisition of a 100% interest in the Gwyn Lake Gold Property in North-western Ontario. The Gwyn Lake Gold Property is located within the historical Beardmore – Geraldton Gold Belt, 15 km east of Beardmore, Ontario. Historically, the Beardmore – Geraldton Gold Belt is well known for its extensive mining history including the discovery of over 19 gold mines reportedly having produced over 4 million ounces of Gold with a combined average grade of 11.5 g/t. The property is comprised of three claims totalling 20 claim units (320 hectares). The property measures approximately 2 km by 2 km.

The Gwyn Lake Gold Property is located along a well defined iron formation (IF). The IF is clearly delineated by an airborne magnetic and electromagnetic (EM) survey. Three well defined east-northeast trending sub parallel bands of EM conductors lie coincident with two strong east-northeast trending sub parallel magnetic anomalies. These geophysical structures delineate a regional Gold Bearing Iron Formation which has been the target of gold exploration for centuries. The Gwyn Lake Property overlies a section along a 2 km strike covering both magnetic anomalies and all three EM bands.

To acquire a 100% interest in the property, Ultra must make cash payments totalling $75,000 over 4 years with the first payment of $5,000 due on or before September 1, 2003 (paid), the second payment of $5,000 due on or before September 1, 2004 (paid), issue 100,000 non-assessable common shares and complete $150,000 cumulative work within 4 years. Ultra issued 20,000 common shares upon the TSX Venture Exchange approval during the year ended December 31, 2003 and 80,000 common shares during the year ended December 31, 2004. 50,000 Common shares were issued during the year ended December 31, 2006. The vendor retains a 1% net smelter royalty (NSR), half of which can be purchased for a one time payment of $500,000 and the remaining half can be purchased for an additional $1,000,000.

Ultra completed its 2 week surface exploration on the Gwyn Lake Gold Property in fiscal 2004 and announced the discovery of two gold occurrences within a proven regional gold belt on the Gwyn Lake Gold Property.

The Gwyn Lake Phase I Exploration Program targeted two of three well defined east-northeast trending sub parallel zones delineated through airborne magnetic and electromagnetic (EM) anomalies representing a regional banded iron formation (IF).

Work on the property included prospecting and reconnaissance sampling/mapping as well as hand trenching and channel/chip sampling. The summer work program confirmed the presence of highly anomalous gold values within two of the three regional trending zones on the Gwyn Lake Property. To

Gwyn Lake Gold Property –Ontario Cont'd

date, outcrop from portions of the North and South zones has been identified and sampled while the Central Zone remains unexplored.

The North Zone

Results from the North Zone returned gold mineralization from hand trenches dug during 2003 and extended during 2004. Notable gold values were sampled intermittently along strike for 125 metres and across an estimated width of 10 metres. Additional sampling approximately 15 metres north of the zone intersected additional mineralization suggesting the zone may be in excess of 25 metres in width. The zone continues to remain open to the east and west along strike and to the north and south where the zone dips beneath overburden.

The South Zone

Reconnaissance prospecting/sampling along the South Zone revealed the presence of historic hand dug trenches. Preliminary sampling of this portion of the South Zone consisted of 9 samples taken from outcrop approximately 50 metres along strike over a 10 metre width. Of the 9 chip/grab samples, 6 returned highly anomalous values within both the IF and associated quartz veins. Highlights of chip samples taken across the South Zone include chip sampling of 3.22 g/t gold over 1.5 metres, 5.33 g/t gold over 2 metres and 4.83 g/t over 0.15 metres. The South Zone occurrence remains open along strike to the east and west and the full width has not been determined due to overburden.

Ultra is encouraged by the discovery of two gold occurrences within a proven regional Gold Belt and plans a more detailed surface program to better define the North and South zones along strike, and to identify the gold potential of the Central Zone.

On February 1, 2006 Ultra announced that it had entered into an amending agreement with respect to its Gwyn Lake Property. Pursuant to the terms of the amending agreement, in consideration of the issuance of 50,000 common shares of Ultra to the optionor, the remaining three cash payments totaling $65,000 due to the optionor have each been deferred by a year with the final payment due on September 1, 2008. The amending agreement has been accepted for filing by TSX Venture Exchange and Ultra has issued the 50,000 common shares to the property optionor.

During the period ending June 30, 2007, by an option agreement dated April 20, 2007, Ultra has the option to acquire 100- per-cent interest in nine mineral claims adjacent to Ultra's Gwyn Lake property, subject to a 1-per-cent net smelter returns royalty and to revise the payments due to the optionor under the agreement dated June 16, 2003, as amended, pursuant to which Ultra has an option to acquire a 100-per-cent interest in the Gwyn Lake property. In consideration of the optionor granting the option to acquire a 100-per-cent interest in the extension claims and amending the Gwyn Lake agreement, Ultra has agreed to make cash payments totaling $65,000 by September 1, 2009, issue 80,000 (issued-May 8, 2007) shares in its capital and incur, or cause to be incurred, $80,000 of expenditures on the extension claims by December 31, 2007. The optionor retains a 1-per-cent net smelter returns royalty on the extension claims, half of which can be purchased by Ultra at any time for a one-time payment of $500,000.

The above transaction was accepted for filing by the TSX Venture Exchange on May 9, 2007

During the six months ended June 30, 2007, there were no exploration expenditures on the property.

East Dog River Property – Ontario

HISTORICAL

In November 2001, Ultra entered into an option agreement to acquire a 100% interest in the East Dog River nickel/platinum/palladium property in the Lac des Iles area near Thunder Bay, Ontario.

The East Dog River Property is located on the northern portion of the Dog River Intrusion. It is considered to have significant potential for nickel and platinum/palladium mineralization by Ultra's consulting geologists. It is of particular importance because the Dog River Intrusion has been interpreted to be faulted from the Buck Lake Intrusion by a sinistral (left lateral) movement to the northeast, which has displaced it by approximately 6 km. Preliminary investigation of the East Dog River Property has confirmed that this property is similar in composition and may have been part of the Buck Lake Intrusion. The East Dog River Property consists of 8 claim units, 3.01 square km in size or approximately 304 hectares. Access is excellent.

The East Dog River Property covers the northern portion of a magnetic anomaly associated with the Dog River Intrusion. An airborne survey by the Ontario government shows the Dog River Intrusion to be roughly circular in shape with a diameter of approximately 4 km. The Dog River Intrusion is a mafic-ultramafic intrusion similar in composition to the Lac des Iles Intrusive Complex which hosts the Lac des Iles Mine and the Buck Lake Intrusion which hosts the Buck Lake Discovery.

Ultra intends to explore the East Dog River Property for its potential to host platinum-palladium-nickel mineralization similar to that discovered at the Buck Lake Property.

Ultra earned a 100% interest in the East Dog River Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During fiscal 2006, all expenditures on the property amounting to $32,886 were written- down to $1.

Mirage Lake Property– Ontario

HISTORICAL

In November 2001, the Issuer entered into an option agreement to acquire a 100% interest in the Mirage Lake copper/zinc property. The Mirage Lake Property is a base metal prospect located approximately 10 kilometers northwest of Buck Lake in the Bo Lake – Heaven Lake greenstone belt. Samples taken by the prospectors assayed as high as 2.5% zinc from massive to semi-massive sulphides. The Issuer's exploration will target a Volcanogenic Massive Sulphide (VMS) copper/ zinc deposit at this property. The Mirage Lake Property comprises 2 claims and is 2.88 square km in size or approximately 288 hectares. Access is excellent.

Ultra earned a 100% interest in the Mirage Lake Claims by paying $5,000 and the issuance of 30,000 common shares of Ultra at a fair value of $7,500. The agreement is subject to a 2% net smelter return royalty. Buck Lake may purchase one-half on the 2% net smelter return royalty for $500,000.

During the six months ended June 30, 2007, the were no exploration expenditures on the property.

European Acquisition Program

By an agreement announced on April 26, 2007, Ultra has agreed to acquire XyQuest Mining Corp.'s uranium property acquisition program for two European nations.

XyQuest has been developing uranium-based corporate opportunities in Europe for more than three years identifying existing uranium properties.

In furtherance of the acquisition Ultra intends to acquire property interests in the two countries including filing for exploration and development rights for property areas with historical uranium.

The application areas have been targeted based on historical reports and information that suggest uranium remains on the properties with potential to host additional uranium resources. Some of the property areas are past uranium producers. There is no assurance any of the applications will result in the granting of rights to explore or mine a property. None of the historical information complies with National Instrument 43-101 standards and should not be relied upon.

Ultra will finance the applications and operations using XyQuest's technical assistance and European-based professionals.

Upon granting of the exploration and development rights Ultra will issue varying amounts of shares up to two million common shares for each of the property areas for a 100-per-cent interest. A maximum of 5.6 million common shares will be issued for the identified properties. Ultra will have the right to issue a lesser number of shares for a smaller interest in any particular property. Ultra will also make a one-time payment of $283,000 to XyQuest Mining Corp. on TSX Venture Exchange acceptance for filing of the agreement. XyQuest will retain marketing rights to the uranium on standard industry terms and a graduating royalty based on grade and achieved uranium sale price.

XyQuest is owned by Anthony Beruschi, LLB, BSc. Mr. Beruschi was instrumental in Ultra's acquisition of the Kalnica-Selec uranium property in Slovakia. The agreement is subject to acceptance for filing by the TSX-V.

Exploration Expenditures

The following schedule presents exploration expenditures incurred by Ultra during the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005:

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Balance June 30, 2007
Kalnica-Selec Claims					
Acquisition costs					
Cash	3,341	3,750	7,091	-	7,091
Account payable-fee	75,000	-	75,000	-	75,000
	78,341	3,750	82,091	-	82,091
Deferred exploration costs					
Field costs	18,710	123,390	142,100	27,315	169,415
Geological consulting	30,940	7,734	38,674	-	38,674
	49,650	131,124	180,774	27,315	208,089

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

	127,991	126,851	254,842	27,315	290,180
	$ 1,490,245	$ 138,179	$ 1,628,424	$ 358,565	$ 1,986,989
Orbit Lake Property					
Acquisition Costs					
Cash	-	-	-	50,000	50,000
Shares	-	-	-	53,250	53,250
	-	-	-	103,250	103,250
Buck Lake Claims					
Acquisition costs					
Cash	$ 130,000	$ 10,000	$ 140,000	$ -	$ 140,000
Shares	41,500	7,500	49,000	150,000	199,000
Consulting – cash	100,000	-	100,000	-	100,000
Option receipts – shares	(23,000)	-	(23,000)	-	(23,000)
	248,500	17,500	266,000	150,000-	416,000
Deferred exploration costs					
Assays	45,115	-	45,115	-	45,115
Equipment rental	73,330	-	73,330	-	73,330
Field costs	608,063	-	608,063	-	608,063
Geological consulting	99,383	-	99,383	-	99,383
Line cutting	4,246	-	4,246	-	4,246
Mapping	47,454	-	47,454	-	47,454
Reporting	50,045	-	50,045	-	50,045
Staking	3,164	-	3,164	-	3,164
Option payment – cash	(231,125)	-	(231,125)	-	(231,125)
Option payment – shares	231,125	-	231,125	-	231,125
	930,800	-	930,800	-	930,800
	1,179,300	17,500	1,196,800	150,000	1,346,800
East Dog River Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
Less: Impairment	-	(12,499)	(12,499)	-	(12,499)
	12,500	(12,499)	1	-	1
Deferred exploration costs					
Assays	24	-	24	-	24
Field costs	6,763	-	6,763	-	6,763
Geological consulting	10,287	3,200	13,487	-	13,487
Reporting	113	-	113	-	113
	17,187	3,200	20,387	-	20,387
Less: Impairment	-	(20,387)	(20,387)	-	(20,387)
	17,187	(17,187)	-	-	-
	29,687	(32,886)	1	-	1
Mirage Lake Claims					
Acquisition Costs					
Cash	5,000	-	5,000	-	5,000
Shares	7,500	-	7,500	-	7,500
	12,500	-	12,500	-	12,500
Deferred exploration costs					
Assays	485	-	485	-	485

Field costs	12,326	-	12,326	-	12,326
Geological consulting	13,896	2,400	16,296	-	16,296
Reporting	1,050	-	1,050	-	1,050
	27,757	2,400	30,157	-	30,157
	40,257	2,400	42,657	-	42,657
Gwyn Lake Claims					
Acquisition Costs					
Cash	10,000	-	10,000	10,000	20,000
Shares	12,600	3,750	16,350	68,000	84,350
	22,600	3,750	26,350	78,000	104,350
Deferred exploration costs					
Assays	1,685	-	1,685	-	1,685
Field costs	6,192	91	6,283	-	6,283
Geological consulting	81,963	9,250	91,213	-	91,213
Reporting	570	-	570	-	570
	90,410	9,341	99,751	-	99,751
	113,010	13,091	126,101	-	204,101

SELECTED FINANCIAL INFORMATION

The following table presents selected unaudited consolidated financial information for the six months ended June 30, 2007 and 2006 and audited consolidated financial information for the years ended December 31, 2006, 2005 and 2004.

	Six months ended June 30, 2007	Six months ended June 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Revenue	1,743	-	-	-	-
Net loss	(1,050,690)	(277,388)	(885,144)	(387,990)*	(690,631)
Basic and diluted loss per share	(0.09)	(0.01)	(0.11)	(0.03)	(0.04)
Total assets	5,981,503	1,901,010	2,100,355	1,538,543	1,329,825

* The financial statements for the year ended December 31, 2005 have been restated to reflect an adjustment to the amount recognized for resource property costs and general and administrative expenses relating to the year ended December 31, 2005 due to unrecorded liabilities totalling $52,352. Accordingly, resource property costs, accounts payable and accrued liabilities, net loss and accumulated deficit have increased. The effect of the correction of the financial statements for the year ended December 31, 2005 is summarized as follows:

	As Previously Reported	Adjustment	As Restated
Resource property costs	$1,463,120	$27,125	$1,490,245
Accounts payable and accrued liabilities	884,549	52,352	936,901
Net Loss	(362,763)	(25,227)	(387,990)
Deficit	$(7,058,048)	(25,227)	$(7,083,275)

For the year ended December 31, 2006 the net loss was $885,144 or $0.011 per share compared to the net loss of $387,990 (Restated) or $0.08 per share (128.14% increase) in the comparable period in 2005. The increase was mainly due to a non-cash compensation charge of $411,987, which represents fair value of 1,218,366 stock options granted during the period and the write-down of mineral property of $32,886, with significant increases in filing fees ($6,668), consulting fees ($9,750), legal fees ($33,728) and office services and expenses ($47,784) and decreases in interest of ($37,606) The comparability of the financial results of the year ended in 2005 and 2004 was affected by a non-cash compensation charge of $262,775 recorded by Ultra in 2004 which represents fair value of 1,751,831 stock options granted during the period ended June 30, 2004.

RESULTS OF OPERATIONS

Three-months ended June 30, 2007

Ultra incurred a net loss of $426,071 for the three months ended June 30, 2007, as compared to a net loss of $197,261 for the comparable period in 2006. The increase in net loss of $228,810 was mainly due to consulting fees of $168,874 due to increased activity in expanding Ultra's property portfolio and on corporate matters, financing cost of $31,988, media advertising of $7,915, trade show and conference attendance of $17,233, travel of $10,506 due to attendance at trade shows and the PDAC, property investigation cost of $24,546 due to expanding Ultra's property portfolio in Europe, investor relations of $18,000 due to contract commitments, professional fees of $40,916, mainly due to legal cost in renegotiating property agreements and arranging corporate financing and shareholder communication costs of $4,773 with corresponding decreases in non-cash stock based compensation costs of $70,105 due to the granting of options during the comparable period ending June 30, 2006, interest paid of $13,547 due to settling overdue vendor accounts and loans, office and miscellaneous by $10,029 due to reorganization and implementation of office control procedures, rent decreased by $5,981 with the balance of the decrease in expenses totalling $3,721 spread over the remainder of the expenditures.

Six-months ended June 30, 2007

Ultra incurred a net loss of $1,050,690 for the six months ended June 30, 2007, as compared to a net loss of $277,388 for the comparable period in 2006. The increase in net loss of $773,302 was mainly due to a non-cash compensation charge of $314,876. Ultra recorded non-cash compensation expense (2006: $70,105), which represents the estimated fair value of stock options granted during the period, consulting fees increased by $199,141 due to increased activity in expanding Ultra's property portfolios and on corporate matters, financing cost of $56,969, media advertising of $14,199, trade show and conference attendance of $26,237, shareholder communication costs of $11,184 and travel increased by $27,609 due to attendance at trade shows and the PDAC, investor relations increased by $36,000 due to contract commitments, professional fees increased by $81,362, mainly due to legal cost in renegotiating property agreements and arranging corporate financing, property investigation cost of $24,546 due to expanding Ultra's property portfolio in Europe, filing fees increased by $21,511 due to increased activity in corporate financing and contract filing costs with corresponding decreases in

office and miscellaneous of $4,230, interest decreased by $30,121 due to the settling of overdue vendor accounts and loans and a decrease in rent of $5,981.

REVENUE

Ultra does not have any source of revenue. Ultra uses equity financing and advances from related parties to support its operations.

EXPENSE

The following table, excluding other items, identifies the changes in general and administrative expenditures for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006, 2005, 2004:

	Six-months ended June 30, 2007	Six-months ended June 30, 2006	Year ended December 31, 2006	Year ended December 31, 2005	Year ended December 31, 2004
	$	$	$	$	$
Accounting, audit and legal	108,558	27,196	146,455	117,218	117,872
Increase (decrease) *	299.10		24.94	(0.55)	(9.78)
Amortization	1,091	1,260	2,520	3,249	4,203
Increase (decrease) *	(13.41)		(22.43)	(22.70)	(23.00)
Investor relations	36,000	-	-	-	-
Increase (decrease) *	100.00				
Interest	8,914	39,035	31,577	69,183	66,771
Increase (decrease) *	(77.16)		(54.36)	3.61	(36.88)
Consulting fees	217,141	18,000	81,750	72,000	36,000
Increase (decrease) *	+100	-	13.54	100.00	-
Financing costs	56,969	-	-	-	-
Increase (decrease) *	+100				
Filing fees	33,729	12,218	13,063	6,395	15,979
Increase (decrease) *	+100		104.27	(59.98)	91.57
Management fees	33,000	33,000	30,000	30,000	30,000
Increase (decrease) *	-				
Media advertising	14,199	-	-	-	-
Increase (decrease) *	+100				
Office services and expenses	26,864	31,094	67,840	20,056	48,497
Increase (decrease) *	(13.60)		238.25	(58.64)	51.33
Travel	30,180	2,571	8,740	5,031	15,376
Increase (decrease) *	+100		73.72	(67.28)	94.73
Property investigation costs	24,546	-	-	-	-
Increase (decrease) *	100				
Rent	21,000	26,981	42,000	42,000	42,000
Increase (decrease) *	(22.17)				
Shareholder communications fees	21,366	10,182	25,994	14,865	2,603
Increase (decrease) *	+100		74.87	471.07	N/A
Stock-based compensation	384,981	70,105	411,987	-	262,775
Increase (decrease) *	N/A	-	N/A	N/A	-
Transfer agent	7,658	5,746	8,959	4,683	6,725
Increase (decrease) *	33.28		91.31	(30.36)	81.86
Trade show and conference	26,237	-	-	-	-
Increase (decrease) *	+100				

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

ULTRA URANIUM CORP.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2007

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for the last eight quarters:

	Year ended December 31,							
	2007		2006				2005	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(624,619)	(426,071)	(80,127)	(197,261)	(72,696)	(535,060)	(61,264)	(193,029)*
Basic/diluted loss per share	(0.06)	(0.04)	(0.02)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

* Restated as at December 31, 2006 (Refer to above note under "Selected Financial Information")

LIQUIDITY AND CAPITAL RESOURCES

At June 30 2007, Ultra had a working capital of $3,610,326 (2006: $725,184 working capital deficiency).

Management anticipates the raising of additional funding through sale of its securities to enable Ultra to fund ongoing operations.

At June 30, 2007, Ultra held cash on hand of $3,720,816 (2006: $251,816) and liabilities totalled $374,668 (2006: $1,024,680).

Ultra does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

Effective May 11, 2007, Ultra's authorized share capital was changed to an unlimited number of common shares without par value.

(b) Issued:

		Number		Amount
Balance, December 31, 2004		23,318,311	$	6,491,622
Issued for resource properties	- at $0.07	100,000		7,000
Balance, December 31, 2005		23,418,311	$	6,498,622
Issued for resource properties	- at $0.117	150,000		11,250
Shares returned to treasury (escrow)		(250,000)		(7,500)
Sub-total		**23,318,311**		**6,502,372**
Post consolidated share capital balance May 11, 2006 on 1:5 basis		**4,663,664**	$	**6,502,372**
Issued for cash				
Pursuant to private placements	- at $0.25	7,620,000		1,905,000
Pursuant to exercise of options	- at $0.40	10,000		4,000
Share issue costs		-		(182,718)

Balance, September 30, 2006		12,293,664	$ 8,228,654
Issued for cash			
Pursuant to private placements	- at $0.25	2,720,000	680,000
Pursuant to private placements	- at $1.20	3,000,000	3,600,000
Pursuant to exercise of warrants	- at $0.335	2,671,000	894,784
Pursuant to exercise of options	- at $0.40	466,300	186,520
Issued for resource properties	- at $0.94	160,000	150,000
Issued for resource properties	- at $0.85	80,000	68,000
Issued for resource properties	- at $0.71	75,000	53,250
Issued for finders fees	- at $1.20	82,499	98,999
Share issue costs		-	(401,506)
Balance, June 30, 2007		21,548,463	$ 13,558,701

Private placements

i) Ultra issued 2,720,000 units at $0.25 per unit. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.335 per share for two years. Finders' fees of $132,600 was payable in cash with respect to the above-noted issuance of the shares issued during the period

ii) Ultra issued 3,000,000 units at $1.20 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one common share at $1.80 per share exercisable to February 1, 2009, subject to an accelerated expiry clause. If the closing price is equal to or greater than $2.80 per share for 10 consecutive days, Ultra may give notice to the account holders, in which case the expiry date will be 25 days from notice. Ultra paid finders' fees of $100,000 and 82,499 units with the same terms as noted above and will pay $115,350 and 125,833 share purchase warrants entitling the holder to purchase one common share per warrant at $1.45 per share exercisable to February 1, 2009.

Commitments:

i) Stock-based Compensation Plan

Ultra has granted share purchase options to directors and employees of Ultra to purchase common shares of Ultra. These options are granted with an exercise price equal to the market price of Ultra's stock at the date of the grant. A summary of the status of the stock option plan as of June 30, 2007, and June 30, 2006 and the changes during the period then ended is as follows:

	Number	Weighted Average Price
Options exercisable and outstanding, Jun 30, 2006	466,300	$0.40
Granted	722,066	$0.40
Exercised	(10,000)	$0.40
Options exercisable and outstanding, December 31, 2006	1,178,366	$0.40
Granted	1,046,930	$1.20
Exercised	(466,300)	$0.40
Cancelled	(200,000)	$1.20
Options exercisable and outstanding, June 30, 2007	1,558,996	$0.83

Share Capital – (Cont'd)

At June 30, 2007, Ultra had outstanding stock options, entitling the holders to acquire common shares as follows:

Number of Shares	Exercise Price	Expiry Date
712,066	$0.40	October 30, 2008
846,930	$1.20	January 10, 2009
1,558,996		

The fair value of the stock options is determined using the Black-Scholes option pricing model. For the period ended June 30, 2007, Ultra recorded a non-cash compensation charge of $384,981 (2006: $70,105) upon the issuance of 1,046,930 (2006: 466,300) stock options.

The weighted average fair value of the options was $0.37 (2006: $0.15) per share. The fair value of share options for the period ended June 30, 2007 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2007	**2006**
Risk-free interest rate	4.42%	3.75%
Dividend yield	-	-
Expected stock price volatility	149.28%	81.92%
Weighted average expected stock option life	2 years	2 years

Share Purchase Warrants

	Number	Weighted Average Exercise Price
Balance, beginning of period	7,620,000	$0.33
Issued	5,928,332	$1.12
Exercised	(2,671,000)	$0.33
Balance, end of period	10,877,332	$0.76

Details of share purchase warrants outstanding at June 30, 2007, are as follows:

Number of Shares	Exercise Price	Expiry Date
2,549,000	$0.335	June 8, 2008
2,000,000	$0.335	October 27, 2008
400,000	$0.325	November 15, 2008
1,920,000	$0.335	January 2, 2009
800,000	$0.325	January 2, 2009
3,082,499	$1.80	February 1, 2009
125,833	$1.45	February 1, 2009
10,877,332		

Flow-Through Offering

During the fiscal 2006, Ultra issued 500,000 flow-through shares at $0.25 per share for proceeds of $125,000. Subsequent to December 31, 2006, Ultra issued 120,000 flow-through shares at $0.25 per share for proceeds of $30,000. Ultra is committed to spending the flow-through unit proceeds on exploration and development activities and to renouncing $155,000 of eligible Canadian exploration expenditures to the subscribers of the flow-through shares. The amount will be available to Ultra for future deductions from taxable income.

RELATED PARTY TRANSACTIONS

Ultra was charged the following amounts by directors of Ultra or companies with directors in common:

	Six months ended June 30, 2007	Six months ended June 30, 2006
Management fees	$ 18,000	$ 18,000
Deferred exploration costs		
– geological consulting	-	4,045
Travel	18,417	382
Office services and expenses	1,690	875
	$ 38,107	$ 23,302

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

At June 30, 2007, marketable securities include $6,000 (2006: $8,000) in common shares of public companies with common directors.

At June 30, 2007, amounts due to related parties of $25,527 (2006: $524,132) are due to directors or officers of Ultra or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment. These amounts are comprised of unpaid consulting fees, geological consulting fees, management fees and advances made to Ultra.

RISKS AND UNCERTAINTIES

Ultra competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing Ultra include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

Ultra plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. Ultra's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the

strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Ultra is in the process of developing plans to raise capital.

OUTSTANDING SHARE DATA

As at August 15, 2007 Ultra had an authorized share capital of an unlimited number of common shares without par value. Shares outstanding as at August 15, 2007 totalled 21,548,463 shares, granted options to directors and employees totalling 1,558,996 shares at a weighted average exercise price of $0.40 per share and had 10,877,332 warrants outstanding at a weighted average exercise price of $0.76 per share.

COMMITMENTS

On October 30, 2006, Ultra retained First Canadian Capital Corp. as a consultant to provide strategic marketing and corporate communications. Under the terms of the agreement, Ultra will pay First Canadian $6,000 per month for a six-month initial term and grant 150,000 stock options at an exercise price of 40 cents. First Canadian will assist Ultra in opening productive and continuing dialogue with private investors, analysts, brokers, money managers and other financial professionals.

SUBSEQUENT EVENTS - None

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by Ultra is accumulated and communicated to Ultra's management as appropriate to allow timely decisions regarding required disclosure. Ultra's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that Ultra's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to Ultra, is made known to them by others within those entities. It should be noted that while Ultra's Chief Executive Officer and Chief Financial Officer believe that Ultra's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer and the Chief Financial Officer of Ultra are responsible for designing a system of internal controls over financial reporting, or causing them to be designed under their supervision, in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles. We have designed and implemented a system of internal controls over financial reporting which we believe is effective for a company of our size. During the review of the design of Ultra's control system over financial reporting it was noted that due to the limited number of staff, there is an inherent weakness in the system of internal controls due to our inability to achieve appropriate segregation of duties. The limited number of staff may also result in identifying weaknesses with respect to accounting for complex and non-routine transactions due to a lack of technical resources, and a lack of controls governing our computer systems and applications

within Ultra. While management of Ultra has put in place certain procedures to mitigate the risk of a material misstatement in Ultra's financial reporting, it is not possible to provide absolute assurance that this risk can be eliminated.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-1669

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, President and Chief Executive Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 31, 2007

"Raymond W. Roland"

Raymond W. Roland
President & CEO

#82-1669

ULTRA URANIUM CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond W. Roland, Chief Financial Officer for **Ultra Uranium Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Ultra Uranium Corp.** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 31, 2007

"Raymond W. Roland"

Raymond W. Roland
President & CFO

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
September 12, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

ULTRA MOBILIZES CREW TO ORBIT URANIUM PROPERTY URANIUM CITY, SASKATCHEWAN

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce that a six person crew including Raymond A. Bernatchez, P.Eng, Consulting Geologist, and Dr. John Morgan, P.Geo. has been mobilized to Ultra's 11,000 hectare Orbit Uranium property located 10 kilometres west of Uranium City, Saskatchewan. The program is expected to run for approximately six weeks and will also include exploration by International Montoro Resources Inc. ("Montoro") and Belmont Resources Inc. ("Belmont") on their adjoining Crackingstone Uranium property.

Ultra's work program at the Orbit Uranium property will consist of a soil sampling program, trenching and channel sampling on the highest priority anomalies identified by a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy & Mines (SGS) and previously documented showings located on the Orbit Uranium property. Specific details of these programs will be forthcoming as the crew continues work from its base camp in Uranium City Saskatchewan.

Ultra has the right to earn a 65% interest in the Orbit Uranium property by paying Montoro and Belmont a total of $150,000 cash, issuing 175,000 common shares and completing $2 million in exploration expenditures over three years. $300,000 is to be expended in the first year. After earning a 65% interest in the Orbit Uranium property Ultra will have a first right of refusal on the remaining 35%.

Also, upon Ultra earning a 65% interest in the Orbit Uranium property it will have the right to acquire a 65% interest in the adjoining Crackingstone Uranium property. To acquire that interest Ultra must either incur three times the amount of exploration and development expenditures incurred by the vendors within four years or incur a combination of exploration and development expenses and payments, at Ultra's option for an equivalent amount. Ultra's right to earn into the Crackingstone Uranium property is exercisable for a period of one year after the latest date for Ultra to earn its interest in the Orbit Uranium property.

ABOUT ULTRA URANIUM CORP.

Ultra is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. Ultra's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical exploration and development have resulted in near term production potential.

Ultra also has interests in Gold/Silver exploration assets in Ontario, and recently announced the acquisition of 100% of the Buck Lake platinum, palladium, and nickel property located approximately 25 kilometers from the Lac des Isles platinum/palladium mine near Thunder Bay, Ontario.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium can be accessed at www.ultrauranium.com.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

#82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
September 27, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

ULTRA URANIUM CORP.'S PROGRESS REPORT ON ORBIT & CRACKINGSTONE URANIUM PROPERTIES URANIUM CITY, SASKATCHEWAN

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce that a six person crew including Ray Bernatchez, P.Eng, Consulting Geologist and Dr. John Morgan, P.Geo, have completed an extensive sampling and ground geophysical program on the Orbit and adjoining Crackingstone uranium properties.

ORBIT URANIUM PROPERTY

The exploration crew has evaluated 10 showings on the 11,000 hectare Orbit uranium property. They are listed as follows: Beck 34, Beck 44, Beck 89, Beck 183, Beck 184, Beck 238, SMI# 1443, SMI 1445, SMI# 1450 and SMI# 1451. A total of 174 channel, grab and bulk samples were taken from these showings. Yellow uranium staining was observed in 4 of these showings. Radiometric readings were detected in all showings.

The Orbit Lake Fault is host to the Beck 44 and Beck 89 showings. The Spot Lake Fault is host to Beck 34, Beck 80, Beck 82, Beck 183 and Beck 184 showings. Spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca Basin.

Most of the uranium showings are localized within the northeast trending structures and have a corresponding increase in potassium. Several west and northwest structures intersect the northeast structures.

CRACKINGSTONE URANIUM PROPERTY

The crew also conducted a similar program on the adjoining 750 hectare Crackingstone uranium property.

This recently completed program evaluated 15 showings:

Beck 6, Beck 48, Beck 55, Beck 58, Beck 91 (Mylo's Lease), Beck 94, Beck 95, Beck 101, Beck 102, Beck 107 (Laredo Showing), Beck 231, Beck 233, Beck 235, Mukta 230 and Rix 58. A total of 74 channel samples were taken from these showings. All showings registered good to very strong counts per second (cps) ranging from 1000 to 60,000 cps. Uranium yellow staining (uranophane) was observed at 7 of the showings. The geological mapping and prospecting has shown strong correlation between uranium mineralization and structural features such as faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006-2007. A previous 6.5 ton hand sorted bulk sample was extracted from Mylo's Lease (Rix #49-CC1-4) assaying 0.5% Uranium.

Showings Beck 6, Beck 55, Beck 94, Beck 231 and Beck 233 containing several high radiometric readings, appear to coincide with the Boom Lake Fault near its intersection point with the east-west trending Crackingstone Fault, the proposed site area for the 2007-2008 drilling program.

The northwest corner of claim S108022 has been drilled extensively in the past. This drilling has defined two parallel uranium zones in this area. The 2006-07 ground geophysical survey has defined a conductor in this area. The uranium mineralization appears to be localized within northeast trending structures. This area may represent another strong drilling target. Previous samples were obtained from an open cut and adit (Rix #7 adit) in this area. Four grab samples taken in 2006 on a property visit by R.A. Bernatchez. P. Eng., from the rock pile and trenches along the east-west striking fracture zone for a length of 275 meters, assayed from 0.28% to 6.55% Uranium.

The spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca Basin.

Upon earning a 65% interest in the Orbit uranium property, Ultra will have the right to acquire a 65% interest in the Crackingstone Uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at Ultra's option) to the vendors for an equivalent amount.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

ABOUT ULTRA URANIUM CORP.

Ultra is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. Ultra's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical

exploration and development have resulted in near term production potential.

Ultra also has interests in Gold/Silver exploration assets in Ontario, and recently announced the acquisition of 100% of the Buck Lake platinum, palladium, and nickel property located approximately 25 kilometers from the Lac des Isles platinum/palladium mine near Thunder Bay, Ontario.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

This news release was reviewed and approved for technical disclosure by R.A. Bernatchez, P.Eng, consulting geologist, an independent qualified person under NI 43-101.

ULTRA URANIUM CORP.

Per: *"Raymond W. Roland"*
Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

82-1669

ULTRA URANIUM CORP

Trading Symbol: **ULU**
October 16, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

KALNICA-SELEC URANIUM PROJECT
DRILLING UPDATE - SLOVAKIA

Ultra Uranium Corp. ("Ultra") (**TSX.V-ULU**) is pleased to announce that it has now obtained the necessary approvals for diamond drilling its 100% owned Kalnica-Selec Slovakian uranium property.

Ultra has contracted an independent Engineering Firm to digitize additional information from historical exploration carried out by Uranovy Prieskum State Enterprise ("UP"). In all, over 80,000 metres of drilling was completed by UP.

Ultra will also be conducting a surface work program on the additional Ultra ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project. Ultra's surface exploration program is expected to be completed over the next three weeks and will include radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding Ultra's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

ABOUT ULTRA URANIUM CORP.

Ultra is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. Ultra's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical exploration and development have resulted in near term production potential.

Orbit & Crackingstone Uranium Properties
Uranium City, Saskatchewan, Canada

Ultra has the right to earn a 65% interest in the 11,000 hectare Orbit and 750 hectare Crackingstone uranium properties located 10 km west of Uranium City, Saskatchewan. An aeromagnetic survey is currently being conducted on this property to identify potential drill targets.

Ultra also has interests in Gold/Silver exploration assets located in the historical Beardmore Geraldton gold belt in northern Ontario, Canada, and recently announced the acquisition of 100% of the Buck Lake platinum, palladium, and nickel property located approximately 25 kilometres from the Lac des Isles platinum/palladium mine near Thunder Bay, Ontario.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

This news release was reviewed and approved for technical disclosure by Dr. Bohumil Molak, P.Geo, a consulting geologist and qualified person.

ULTRA URANIUM CORP.

"Raymond W. Roland"

Per: ______________________

Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

ULTRA URANIUM CORP

Trading Symbol: **ULU**
October 24, 2007
Tel: 604.682.7159
Toll Free: 1.888.880.2288

www.ultrauranium.com
12g3-2(b): 82-1669
Standard & Poor's Listed
IR@ultrauranium.com

MAGNETIC AND RADIOMETRIC SURVEY COMPLETED ON CRACKINSTONE & ORBIT PROPERTIES, URANIUM CITY, SASK.

Ultra Uranium Corp. ("ULU") is pleased to announce the completion of a helicopter airborne magnetic and radiometric survey conducted by MPX Geophysics Ltd. of Richmond Hill, Ontario on the Crackingstone & Orbit properties, located 8 km west of Uranium City, Saskatchewan.

This survey covering a total area of 12,091 ha, consisted of 1391 line km of 100 meter flight line spacing, using a Scintrex CS-3 total-field magnetometer sensor, installed in a towed-bird airfoil. The equipment used for the radiometric survey consisted of two GRS-410 multi-channel gamma-ray spectrometers with a combined crystal pack volume of 33.6 litres, which is twice the size of the crystal pack typically deployed by Canadian contractors. The 100 meter line spacing with low altitude and low survey speed of the helicopter-borne system provides exceptional resolution and sensitivity for an airborne survey. The spectrometry will directly detect any increase in the concentration of uranium, and measure changes in concentration of natural radioelements for geological mapping. The magnetic survey is a highly effective method for mapping geology and fault structures, and the radiometrics section will assist in defining new and known zones of bedrock uranium mineralization.

ORBIT URANIUM PROPERTY

This airborne survey will provide necessary data for additional prospecting and mapping, and the identification of drill targets. The survey will also provide more detailed data for the structural and geological interpretation of the geology of the property as well as providing further information on interpretation of the sampling and geological mapping program recently carried out on the Orbit property in August and September of 2007. This survey will provide more detailed information on the magnetic and radiometric resolution than the survey previously completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy and Mines (SCS) and historical uranium exploration on the properties

Previous highlights from the Orbit property include the following:

SMDI # 1443 – In the late 1940s and early 1950s, Goldfields outlined a 60 metres long, northeast uranium bearing fracture zone. Channel sampling of this zone returned 0.113% U3O8 over 1.6 meters.

SMDI # 1446 – Exploration by Goldfields Uranium Mines in the 1950s outlined uranium mineralization along the Spot Lake Fault which had potentially significant length and width, has reported 15 m long x 1.2 m wide grading 0.236% U3O8.

SMDI # 1447 – Exploration by Jesko Uranium Mines Ltd in the 1950s, outlined an ore shoot measuring 0.53 m x 15.2 m long grading 0.42% U3O8. In 1958, Norcan Development removed 407 tons grading 0.15% U3O8.

SMDI #1451 – Channel sampling in the 1950s by Pitch-Ore Uranium Mines outlined a uranium bearing shear zone assaying 0.336% U3O8 across 7.9 m for 91.4 m on strike. An ore shoot 17.7 m long x 1.5 m wide graded 0.2% U3O8 was also defined at this time.

SMDI # 2108 – Shear hosted uranium mineralization in basement rock was defined by Goldfields Uranium Mines (1950s), Cominco (1968), Mukta (1969) and SMDC (1978) The conclusion of this work indicated for large ton low grade potential and contain grade from 0.04 to 0.45 % U3O8. Grab samples returned values up to 2.43% U3O8.

Beck # -183 and 184 – Kaput Lake Showing – Goldfields explored this showing in the 1950s by trenching and 4 diamond drill holes and traced a NE trending fracture-shear zone for 137 metres. They reported high channel sample assays (up to 3.46% U3O8) over 0.3 and 0.6 meters. Best drill results returned 0.24% U3O8 over 1.1 meters.

Beck # 238 – (Rix 100 Claim) – This showing was explored by Rix Athabasca Uranium Mines Ltd in the 1950s. The showing consists of a NE trending shear zone 9 to 27 meters wide and traced for over 305 meters. Best radioactivity occurs at NW trending fracture with the NE trending fractures.

Ultra has the right to earn a 65% interest in the Orbit uranium property by paying Montoro and Belmont a total of $150,000 cash, issuing 175,000 common shares and completing $2 million in exploration expenditures over three years. Ultra is required to spend $300,000 in the first year. After earning a 65% interest in the Orbit uranium property, Ultra will have a first right of refusal on the remaining 35%.

CRACKINGSTONE URANIUM PROPERTY

This program will further define the targets being prepared for a soon to be announced drill program. The recently completed geological mapping and prospecting has shown strong correlation between uranium mineralization and structural features such as fractured and granitized arkosic sandstone, faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006-07.

Upon earning a 65% interest in the Orbit uranium property, Ultra will have the right to acquire a 65% interest in the Crackingstone Uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at Ultra's option) to the vendors for an equivalent amount.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

ABOUT ULTRA URANIUM CORP.

Ultra is a Canadian exploration and development company primarily engaged in the acquisition, exploration and development of uranium properties. Ultra's principal asset is its 100% ownership of the Kalnica-Selec uranium deposits located in Western Slovakia where extensive historical exploration and development have resulted in near term production potential.

Ultra also has interests in Gold/Silver exploration assets in the highly prospective Beardmore-Geraldton Gold Belt in northern Ontario, and recently announced the acquisition of 100% of the Buck Lake platinum, palladium, and nickel property located approximately 25 kilometers from the Lac des Isles platinum/palladium mine near Thunder Bay, Ontario.

Ultra's common shares are listed and called for trading on the TSX Venture Exchange with the trading symbol "ULU". Information on Ultra Uranium Corp. can be accessed at www.ultrauranium.com.

This news release was reviewed and approved for technical disclosure by R.A. Bernatchez, P.Eng, consulting geologist, an independent qualified person under NI 43-101.

ULTRA URANIUM CORP.

Per: *"Raymond Roland"*
Raymond W. Roland
President & CEO

For further information, please contact:

Toronto: Jason Monaco
First Canadian Capital
Bank of Montreal Building
155 Rexdale Blvd. Suite 309
Toronto, Ontario M9W 5Z8
Phone: 416.742.5600 / Fax: 416.742.6410
jmonaco@firstcanadiancapital.com

Vancouver: Ultra Uranium Corp.
King George Building
501 – 905 West Pender Street
Vancouver, BC V6C 1L6
Toll Free: 1.888.880.2288
Phone: 604.682.7159 / Fax: 604.669.5886
IR@ultrauranium.com
www.ultrauranium.com

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 12, 2007

Item 3. **News Release**

News Release dated September 12, 2007 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that a six person crew including Raymond A. Bernatchez, P.Eng, Consulting Geologist, and Dr. John Morgan, P.Geo. has been mobilized to Issuer's 11,000 hectare Orbit Uranium property located 10 kilometres west of Uranium City, Saskatchewan.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that a six person crew including Raymond A. Bernatchez, P.Eng, Consulting Geologist, and Dr. John Morgan, P.Geo. has been mobilized to Issuer's 11,000 hectare Orbit Uranium property located 10 kilometres west of Uranium City, Saskatchewan. The program is expected to run for approximately six weeks and will also include exploration by International Montoro Resources Inc. ("Montoro") and Belmont Resources Inc. ("Belmont") on their adjoining Crackingstone Uranium property.

Issuer's work program at the Orbit Uranium property will consist of a soil sampling program, trenching and channel sampling on the highest priority anomalies identified by a combined airborne and magnetic survey completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy & Mines (SGS) and previously documented showings located on the Orbit Uranium

property. Specific details of these programs will be forthcoming as the crew continues work from its base camp in Uranium City Saskatchewan.

The Issuer has the right to earn a 65% interest in the Orbit Uranium property by paying Montoro and Belmont a total of $150,000 cash, issuing 175,000 common shares and completing $2 million in exploration expenditures over three years. $300,000 is to be expended in the first year. After earning a 65% interest in the Orbit Uranium property the Issuer will have a first right of refusal on the remaining 35%.

Also, upon the Issuer earning a 65% interest in the Orbit Uranium property it will have the right to acquire a 65% interest in the adjoining Crackingstone Uranium property. To acquire that interest the Issuer must either incur three times the amount of exploration and development expenditures incurred by the vendors within four years or incur a combination of exploration and development expenses and payments, at the Issuer's option for an equivalent amount. The Issuer's right to earn into the Crackingstone Uranium property is exercisable for a period of one year after the latest date for the Issuer to earn its interest in the Orbit Uranium property.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of September, 2007

"Raymond Roland"
Raymond Roland, President

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 27, 2007

Item 3. **News Release**

News Release dated September 27, 2007 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces is pleased to announce that a six person crew has completed an extensive sampling and ground geophysical program on the Orbit and adjoining Crackingstone uranium properties.

Item 5. **Full Description of Material Change**

The Issuer is pleased that a six person crew including Ray Bernatchez, P.Eng, Consulting Geologist and Dr. John Morgan, P.Geo, have completed an extensive sampling and ground geophysical program on the Orbit and adjoining Crackingstone uranium properties.

ORBIT URANIUM PROPERTY

The exploration crew has evaluated 10 showings on the 11,000 hectare Orbit uranium property. They are listed as follows: Beck 34, Beck 44, Beck 89, Beck 183, Beck 184, Beck 238, SMI# 1443, SMI 1445, SMI# 1450 and SMI# 1451. A total of 174 channel, grab and bulk samples were taken from these showings. Yellow uranium staining was observed in 4 of these showings. Radiometric readings were detected in all showings.

The Orbit Lake Fault is host to the Beck 44 and Beck 89 showings. The Spot Lake Fault is host to Beck 34, Beck 80, Beck 82, Beck 183 and Beck 184 showings. Spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with the uranium deposits in the Athabasca Basin.

Most of the uranium showings are localized within the northeast trending structures and have a corresponding increase in potassium. Several west and northwest structures intersect the northeast structures.

CRACKINGSTONE URANIUM PROPERTY

The crew also conducted a similar program on the adjoining 750 hectare Crackingstone uranium property.

This recently completed program evaluated 15 showings:

Beck 6, Beck 48, Beck 55, Beck 58, Beck 91 (Mylo's Lease), Beck 94, Beck 95, Beck 101, Beck 102, Beck 107 (Laredo Showing), Beck 231, Beck 233, Beck 235, Mukta 230 and Rix 58. A total of 74 channel samples were taken from these showings. All showings registered good to very strong counts per second (cps) ranging from 1000 to 60,000 cps. Uranium yellow staining (uranophane) was observed at 7 of the showings. The geological mapping and prospecting has shown strong correlation between uranium mineralization and structural features such as faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006-2007. A previous 6.5 ton hand sorted bulk sample was extracted from Mylo's Lease (Rix #49-CC1-4) assaying 0.5% Uranium.

Showings Beck 6, Beck 55, Beck 94, Beck 231 and Beck 233 containing several high radiometric readings, appear to coincide with the Boom Lake Fault near its intersection point with the east-west trending Crackingstone Fault, the proposed site area for the 2007-2008 drilling program.

The northwest corner of claim S108022 has been drilled extensively in the past. This drilling has defined two parallel uranium zones in this area. The 2006-07 ground geophysical survey has defined a conductor in this area. The uranium mineralization appears to be localized within northeast trending structures. This area may represent another strong drilling target. Previous samples were obtained from an open cut and adit (Rix #7 adit) in this area. Four grab samples taken in 2006 on a property visit by R.A. Bernatchez. P. Eng., from the rock pile and trenches along the east-west striking fracture zone for a length of 275 meters, assayed from 0.28% to 6.55% Uranium.

The spectrometer readings have also confirmed that potassium content increases with increased uranium mineralization, a characteristic that is also associated with

the uranium deposits in the Athabasca Basin.

Upon earning a 65% interest in the Orbit uranium property, the Issuer will have the right to acquire a 65% interest in the Crackingstone Uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at the Issuer's option) to the vendors for an equivalent amount.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 10th day of October, 2007

"Raymond Roland"
Raymond Roland, President

#82-1669

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 16, 2007

Item 3. **News Release**

News Release dated October 16, 2007 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer provides an update on its 100% owned Kalnica-Selec Slovakian uranium property.

Item 5. **Full Description of Material Change**

The Issuer announces that it has now obtained the necessary approvals for diamond drilling its 100% owned Kalnica-Selec Slovakian uranium property.

The Issuer has contracted an independent Engineering Firm to digitize additional information from historical exploration carried out by Uranovy Prieskum State Enterprise ("UP"). In all, over 80,000 metres of drilling was completed by UP.

The Issuer will also be conducting a surface work program on the additional ground recently acquired adjacent to the south and southwest boundaries of the Kalnica-Selec uranium project. The Issuer's surface exploration program is expected to be completed over the next three weeks and will include radiometric surveys, geological mapping and further structural studies. This additional ground covers 12.9 square kilometres, expanding the Issuer's total property holdings to 41.8 square kilometres at the Kalnica-Selec uranium property.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of October, 2007

"Raymond Roland"
Raymond Roland, President

82- 1661

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1 (1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Ultra Uranium Corp. (the "Issuer")
905 West Pender Street, Suite 501
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

October 24, 2007

Item 3. **News Release**

News Release dated October 24, 2007 and disseminated to The NewsWire.ca, British Columbia Securities Commission and Alberta Securities Commission.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of a helicopter airborne magnetic and radiometric survey.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce the completion of a helicopter airborne magnetic and radiometric survey conducted by MPX Geophysics Ltd. of Richmond Hill, Ontario on the Crackingstone & Orbit properties, located 8 km west of Uranium City, Saskatchewan.

This survey covering a total area of 12,091 ha, consisted of 1391 line km of 100 meter flight line spacing, using a Scintrex CS-3 total-field magnetometer sensor, installed in a towed-bird airfoil. The equipment used for the radiometric survey consisted of two GRS-410 multi-channel gamma-ray spectrometers with a combined crystal pack volume of 33.6 litres, which is twice the size of the crystal pack typically deployed by Canadian contractors. The 100 meter line spacing with low altitude and low survey speed of the helicopter-borne system provides exceptional resolution and sensitivity for an airborne survey. The spectrometry will directly detect any increase in the concentration of uranium, and measure changes in concentration of natural radioelements for geological mapping. The magnetic survey is a highly effective method for mapping geology and fault

structures, and the radiometrics section will assist in defining new and known zones of bedrock uranium mineralization.

ORBIT URANIUM PROPERTY

This airborne survey will provide necessary data for additional prospecting and mapping, and the identification of drill targets. The survey will also provide more detailed data for the structural and geological interpretation of the geology of the property as well as providing further information on interpretation of the sampling and geological mapping program recently carried out on the Orbit property in August and September of 2007. This survey will provide more detailed information on the magnetic and radiometric resolution than the survey previously completed by the Geological Survey of Canada (GSC) and Saskatchewan Energy and Mines (SCS) and historical uranium exploration on the properties

Previous highlights from the Orbit property include the following:

SMDI # 1443 – In the late 1940s and early 1950s, Goldfields outlined a 60 metres long, northeast uranium bearing fracture zone. Channel sampling of this zone returned 0.113% U3O8 over 1.6 meters.

SMDI # 1446 – Exploration by Goldfields Uranium Mines in the 1950s outlined uranium mineralization along the Spot Lake Fault which had potentially significant length and width, has reported 15 m long x 1.2 m wide grading 0.236% U3O8.

SMDI # 1447 – Exploration by Jesko Uranium Mines Ltd in the 1950s, outlined an ore shoot measuring 0.53 m x 15.2 m long grading 0.42% U3O8. In 1958, Norcan Development removed 407 tons grading 0.15% U3O8.

SMDI #1451 – Channel sampling in the 1950s by Pitch-Ore Uranium Mines outlined a uranium bearing shear zone assaying 0.336% U3O8 across 7.9 m for 91.4 m on strike. An ore shoot 17.7 m long x 1.5 m wide graded 0.2% U3O8 was also defined at this time.

SMDI # 2108 – Shear hosted uranium mineralization in basement rock was defined by Goldfields Uranium Mines (1950s), Cominco (1968), Mukta (1969) and SMDC (1978) The conclusion of this work indicated for large ton low grade potential and contain grade from 0.04 to 0.45 % U3O8. Grab samples returned values up to 2.43% U3O8.

Beck # -183 and 184 – Kaput Lake Showing – Goldfields explored this showing in the 1950s by trenching and 4 diamond drill holes and traced a NE trending fracture-shear zone for 137 metres. They reported high channel sample assays (up to 3.46% U3O8) over 0.3 and 0.6 meters. Best drill results returned 0.24% U3O8 over 1.1 meters.

Beck # 238 – (Rix 100 Claim) – This showing was explored by Rix Athabasca Uranium Mines Ltd in the 1950s. The showing consists of a NE trending shear zone 9 to 27 meters wide and traced for over 305 meters. Best radioactivity occurs at NW trending fracture with the NE trending fractures.

The Issuer has the right to earn a 65% interest in the Orbit uranium property by paying Montoro and Belmont a total of $150,000 cash, issuing 175,000 common shares and completing $2 million in exploration expenditures over three years. The Issuer is required to spend $300,000 in the first year. After earning a 65% interest in the Orbit uranium property, the Issuer will have a first right of refusal on the remaining 35%.

CRACKINGSTONE URANIUM PROPERTY

This program will further define the targets being prepared for a soon to be announced drill program. The recently completed geological mapping and prospecting has shown strong correlation between uranium mineralization and structural features such as fractured and granitized arkosic sandstone, faults and shear zones. Some of these structures were defined in the ground magnetic and electromagnetic surveys carried out during the winter of 2006-07.

Upon earning a 65% interest in the Orbit uranium property, the Issuer will have the right to acquire a 65% interest in the Crackingstone Uranium property by either incurring three times the amount of exploration and development expenditures and payments in cash (at the Issuer's option) to the vendors for an equivalent amount.

All samples from both properties were sent to the Saskatchewan Research Lab in Saskatchewan for analysis.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 682-7159.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of October, 2007

"Raymond Roland"
Raymond Roland, President

END